September 15, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 3720

Washington, D.C. 20549

Attention: Larry Spirgel

Re:	SeaChange International, Inc.
Form 10-K for the year ended January 31, 2006
Filed April 17, 2006
Form 10-Q for the fiscal quarter ended April 30, 2006
Filed No. 0-21393

Ladies and Gentlemen:

I am writing to you on behalf of SeaChange International, Inc. (“SeaChange” or the “Company”), to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the letter dated August 3, 2006.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.

Form 10-K for the year ended January 31, 2006

Note 2 – Summary of Significant Accounting Policies

COMMENT 1: Foreign currency translation - page 66

Refer to the first couple of sentences on this note. Tell us why you believe this accounting policy is in compliance with paragraphs 10 and 48 of SFAS 52.

RESPONSE 1:

Paragraphs 10 and 48 of FASB No. 52, (“SFAS 52”) “Foreign Currency Translation” provide guidance for the accounting of foreign currency transactions recorded in the “functional” and “reporting” currencies. SeaChange has determined that the functional currency of all but one of its foreign subsidiaries is the U.S. dollar in accordance with the guidelines set forth in SFAS 52 Appendix A, “Determination of the Functional Currency.” This assessment has been based primarily on the nature of the business operations, which consist of dependent foreign branches and non-autonomous foreign operations which are simply an extension of the parent. The Company has consistently applied this guidance.

Where the U.S. dollar is designated as the functional currency of an entity, SeaChange translates that entity’s monetary assets and liabilities denominated in local currencies into U.S. dollars (the functional and reporting currency) using current exchange rates as of each balance sheet date. Nonmonetary balance sheet accounts (e.g., inventories, property, plant, and equipment and intangible assets) and related income statement accounts (e.g., cost of sales, depreciation, amortization of intangible assets) are translated at historical exchange rates between the functional currency (the U.S. dollar) and the local currency. Revenue and other expense items are translated using average exchange rates during the fiscal period. Translation adjustments, exchange gains and losses on foreign currency transactions, and any unrealized gains and losses on short-term inter-company transactions are included in income.

For the single foreign subsidiary where the local currency is designated as the functional currency, SeaChange translates its assets and liabilities into U.S. dollars (the reporting currency) using the current exchange rate as of the balance sheet date. Revenue and expense items are translated using average exchange rates during the period. Cumulative currency translation adjustments are presented as a separate component of stockholders’ equity. Exchange gains and losses on foreign currency transactions and unrealized gains and losses on short-term inter-company transactions are included in income.

The Company expanded its foreign currency translation disclosure in its most recent Form 10-Q which was filed on September 11, 2006. The Company will include this expanded disclosure in future quarterly and annual filings on Form 10-Q and Form 10-K, accordingly.

Note 5 – Investments in Affiliates

COMMENT 2: Casa Systems - page 71

We note that your 19.8% investment in convertible preferred stock of Casa is convertible at your option into shares of Casa’s common stock on a one to one basis. We also note that you have the right of first refusal on the issuance of additional shares of Casa securities or transfer of stock or options by holders in addition to a call option to purchase all of the outstanding stock and options not owned by you. In view of the above, tell us in detail why you believe that you do not exercise significant influence and therefore the cost method is appropriate.

RESPONSE 2:

The Company has accounted for its 19.8% investment in convertible preferred stock of Casa Systems (“Casa”) in accordance with APB No. 18, “The Equity Method of Accounting for Investments in Common Stock” and EITF 02-14, “Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means.”

In accordance with EITF 02-14, an investor that has the ability to exercise significant influence over the operating and financial policies of the investee should apply the equity method of accounting only when it has an investment in common stock and/or an investment that is in-substance common stock. In-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock.

In determining whether the Company’s convertible preferred stock investment in Casa was in-substance an investment in common stock, the Company considered whether its investment has substantive liquidation preferences over Casa’s common stock. The Company also considered whether Casa had little or no subordinated equity from a fair value perspective and whether the stated liquidation preference of the convertible preferred stock was significant in relation to the purchase price of the investment. The estimated fair value of Casa’s common stock significantly exceeded the estimated fair value of Casa’s convertible preferred stock (including the liquidation preference and purchase call option) all of which were determined by an independent valuation expert. As a result, SeaChange’s convertible preferred stock investment retained a “substantive liquidation preference,” as defined by paragraph 6. a. of EITF 02-14, over the holders of Casa’s common stock. The Company considered Example 2 of Exhibit 02-14A,”Examples of the Application of the Characteristics of In-Substance Common Stock” of EITF 02-14 as it was substantially similar to the facts and circumstances involving SeaChange’s convertible preferred stock investment in Casa. In that example, the stated liquidation preference of a preferred stock investment is equal to the fair value of the preferred stock and the fair value of the common stock exceeds that of the preferred stock. The conclusion from this example is that because the liquidation preference is substantive, the subordination characteristics of the preferred stock are not substantially similar to the subordination characteristics of the common stock. As a result, the preferred stock investment in this example is not in-substance common stock and no further evaluation for equity accounting treatment is required.

The Company also evaluated the other agreements with Casa, including the right of first refusal on the issuance of additional shares of Casa securities or the transfer of stock or options by holders, and a call option to purchase all of the outstanding stock and options not owned by the Company. The right of first refusal represents an option to allow SeaChange to maintain its relative ownership interest in Casa. The option to purchase the outstanding common stock of Casa is limited in duration and subject to both the Company and Casa meeting certain stated performance targets. When considered together with the preferred stock investment and the guidance within EITF 02-14, the Company does not believe that these agreements give SeaChange “significant influence” over Casa as defined in APB No. 18. In addition, SeaChange does not retain a representative on the Casa board of directors.

Accordingly, since the Company’s convertible preferred stock investment was not “in-substance” common stock, and the investment is not a FAS 115 security, the cost method of accounting would be required to record its convertible preferred investment as long as the estimated fair value of Casa’s common stock continued to be sufficient to support a determination that the convertible preferred stock was not “in-substance” common stock. The Company has evaluated the characteristics of EITF 02-14 and APB 18 and has concluded that it does not have the ability to exercise significant influence over Casa and as a result the use of the cost method of investment is appropriate.

The Company included additional disclosure in its most recent Form 10-Q which was filed on September 11, 2006. The Company will continue to include this disclosure in future filings to enable readers to better understand the substantive nature of its liquidation preference included in its convertible preferred stock investment, in accordance with APB 18 and EITF 02-14.

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Company Acknowledgement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the information covered in this letter, please contact either the undersigned or Barbara Davidson of the Company at (978) 897-0100.

Sincerely,

/s/ Kevin M. Bisson
Kevin M. Bisson
Chief Financial Officer, Secretary, Treasurer and Senior Vice President, Finance and Administration